EXHIBIT 8

JOINT PRESS RELEASE

Milano, 28th April 2007 – A group of Italian investors made up of Assicurazioni Generali, Intesa Sanpaolo, Mediobanca and Sintonia SA, together with the international player Telefonica SA as minority partner, reached today an agreement with the Pirelli group, Sintonia S.p.A. and Sintonia SA for the purchase of the entire share capital of Olimpia at a provisional price of 4.1 billion euro.

The objectives of the transaction are:

-              creating value over time for all shareholders, by accompanying Telecom Italia’s business growth strategies which will be defined in full autonomy by the Board of Directors and the management of Telecom Italia;

-              strengthening and stabilizing the ownership structure of Telecom Italia, thanks to the commitment of important Italian institutional shareholders with a medium-term investment horizon and the financial support of one of the major international telecom players;

-	ensuring greater financial flexibility for Telecom Italia.

The offered consideration, to be paid in cash at the closing (forecasted within the end of 2007), implies the valuation of Olimpia’s equity investment in Telecom Italia at a unit price of 2.82 euro for each Telecom Italia ordinary share, for a countervalue of approximately 6.8 billion euro, gross of the net debts of Olimpia SpA.

The purchase contract is conditional upon the authorizations and approvals of competent authorities.

The acquisition will occur via a newco, Telco S.p.A., destined to absorb Olimpia SpA, which, after the transaction will hold an approximately 23.6% stake in the voting share capital of Telecom Italia, 18% of which acquired via Olimpia and 5.6% of which contributed by Generali and Mediobanca.

Initially Telco will therefore be capitalized with:

-              1,373 million euro, through a contribution of Telecom Italia shares by Generali (542.8 million shares, equal to 4.06% of Telecom Italia’s ordinary share capital, valued 2.53 euro each);

-              522 million euro through a contribution of Telecom Italia shares by Mediobanca (206.5 million shares, equal to 1.56% of Telecom Italia’s ordinary share capital, valued 2.53 euro each);

-              522 million euro contributed in cash by Intesa Sanpaolo, in line with the contribution values of Generali and Mediobanca;

-              412 million euro contributed in cash by Sintonia SA, in line with the contribution values of Generali and Mediobanca;

-              2,314 million euro contributed in cash by Telefonica SA;

-              a bridge financing up to a maximum of 900 million euro in view to a further increase in the share capital of Telco, to be carried out after the closing of the transaction, and which may be subscribed proportionally by the Italian investors and Telefonica.

As a result of the transaction and before the increase in share capital, Italian shareholders will hold a 57.7% stake, broken down as follows:

-	Generali, 28.1%;
-	Intesa Sanpaolo, 10.6%;
-	Mediobanca, 10.6%;
-	Sintonia SA, 8.4%.

Telefonica will hold the remaining 42.3% of Telco’s share capital.

As part of the subsequent increase in share capital Intesa Sanpaolo may, with the reasonable approval of the other Telco shareholders, indicate new primary Italian financial investors, which may join Telco’s shareholders by acquiring newly-issued shares for a cash consideration, with individual equity stakes ranging between 2% and 5%.

Shareholders may over time make further contributions of Telecom Italia shares within the overall limit of 30% of the ordinary share capital of Telecom Italia, considering also the Telecom Italia shares which may be directly held by Telco shareholders.

Shareholder agreements and the Articles of Association of Telco will set forth that:

-	the Chairman of Telco be indicated in agreement by Italian shareholders;

-              governance be articulated according to the criteria of proportionality between shareholders, with the usual protections and qualified majorities required for particularly significant transactions (including mergers, acquisitions, spin-offs, sales of Telecom Italia shares and vote in the latter’s Extraordinary Shareholders' Meetings);

-              pre-emptive rights between all shareholders, with the subordination of pre-emption of Telefonica with respect to pre-emption between the Italian shareholders.

Shareholder agreements ensure full independence of the management of Telecom Italia with respect to the shareholders of Telco. Any collaboration agreements between Telecom Italia and Telefonica are left to the sole and exclusive judgment of the competent deliberative bodies within the two groups.

In particular, as concerns the majority list for the designation of Telecom Italia Directors, agreements provide for the fact that they will be indicated by Telco according to criteria of professionalism and experience. 13 proposed Telecom Italia directors will be indicated jointly by Italian shareholders and two, with non-executive roles, by the partner Telefonica.

The agreements shall last three years, at the end of which, without prejudice to renewal, each shareholder may obtain the spin-off of its stake in Telco and the pro quota assignment of Telecom Italia shares and any relative debt.